NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date:	March 8, 2007	Business of the Annual and Special Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2006, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to consider and, if deemed advisable, to pass a resolution approving amendments to the Company’s Stock Option Plan to increase the reserve to 10% of the outstanding shares; clarify the amendment powers requiring board or shareholder approval; allow grants to U.S. participants to be based upon the NYSE share price; and other housekeeping amendments, all as described in the accompanying Circular.

(e) to transact any other business that may properly come before the Meeting.

By order of the Board,

Time:	4:00 p.m. (Eastern Standard Time)

Place:	Design Exchange 234 Bay Street Toronto, Ontario, Canada
/s/ Peter E. Brent
Peter E. Brent Senior Vice-President, Legal and Corporate Secretary January 2, 2007

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What’s inside

SECTION 1: VOTING INFORMATION

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements
Election of Directors
Appointment of Auditors
Auditor Evaluation
Shareholder Proposals
Stock Option Plan Amendments and Reservation of Shares

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Directors’ Remuneration
Directors’ Share Ownership
Report on Executive Compensation
Pension Plans
Employment Contracts and Termination of Employment
Performance Graph

SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Schedule A: STOCK OPTION PLAN rESOLUTION

schedule b: rEVISED STOCK OPTION PLAN

SCHEDULE C: STATEMENT OF Governance PRACTICES

Schedule D: Board of Directors’ Charter

Currency - Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the “Company” or “MDS”) is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the “Meeting”).

What will I be voting on?

You will be voting on:

•	election of directors of the Company (see page 3);

•	appointment of Ernst & Young LLP as the auditors (see page 8);

•	approval of amendments to the Stock Option Plan (see page 9); and

•	any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 9, 2007, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 2, 2007 is 144,463,260.

To the knowledge of the directors and officers of the Company, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at January 2, 2007 are as follows:

Shareholder	Common Shares Held	% of Outstanding Common Shares
ValueAct Capital	17,705,600	12.28%
Jarislowsky Fraser Ltd.	16,126,560	11.18%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

• FOR the election, as directors, of the proposed nominees whose names are set out on the following pages;
• FOR the appointment of Ernst & Young LLP as auditors;
• FOR the approval of the amendments to the Stock Option Plan; and
• FOR management’s proposals generally.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Management Proxy Circular (the “Circular”), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the Form of Proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements
A copy of the Company’s Annual Report for the year ended October 31, 2006 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2006, the management’s discussion and analysis, and the report of the auditors are included in the Company’s Annual Report.

Election of Directors
At the Meeting, eleven directors, ten of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of the nominees proposed below, all of whom are or will be on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

New Nominee

William Anderson, former President of Bell Canada Enterprises Ventures, joined the Company as an Observer on October 24, 2006 and has been appointed to the Board effective February 2, 2007.

Retirement from the Board

Dr. Thomas Caskey, who has been a Board member since March 2005, retired from the Board in December. The Company wishes to thank Dr. Caskey for his contribution to MDS during the past two years.

The information set out below, as to shares beneficially owned or over which control or direction is exercised, is as of

October 31, 2006 and has been provided by the respective nominee. In addition, based upon information provided by the nominees, no Board members sit on the same board of any other company, other than Robert Luba and Nelson Sims who both sit on the board of ATS Automation Tooling Systems Inc.

Paul S. Anderson, 68 Lansdale, Pennsylvania, USA Shares: 0 DSUs[2]: 14,539 Options[3]: 10,000

Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and, from 1995 to 2001, was Senior Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company.

Dr. Anderson is also a director of Albany Molecular Research and the Chemical Heritage Foundation and on the Board of Trustees of Gordon Research Conferences.

MDS Board Details
	• Director since: • Member of: • Independent[1]		May 28, 2003 Corporate Governance & Nominating Committee Human Resources & Compensation Committee
	Attendance[4]:	10/11 1/1 2/2 5/5	Board Environment, Health & Safety Committee Corporate Governance & Nominating Committee Human Resources & Compensation Committee
William D. Anderson, 57 Montreal, Quebec, Canada Shares: 0 DSUs[2]: 1,718 Options[3]: 0

Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2004 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of Bell Canada Enterprises Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr. Anderson is also a director of TransAlta Corporation, Gildan Activewear Inc. and Four Seasons Hotels Inc. and is Chairman of the Board of Bell Canada International Inc.

MDS Board Details
• Will become a director effective February 2, 2007 • Independent[1]

Stephen P. DeFalco, 45 Toronto, Ontario, Canada Shares: 0 PSUs[6]: 117,000 Options: 653,500

Mr. DeFalco is President and Chief Executive Officer of MDS. Mr. DeFalco joined MDS from U.S. Genomics (a biotech tools company headquartered in Woburn, MA) where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he was President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. (a life sciences company headquartered in Wellesley, MA). Mr. DeFalco also previously worked at United Technologies, McKinsey & Company and IBM. Mr. DeFalco is a director of BioProcessors Corporation, the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applera.

MDS Board Details
• Director since: • Related[5]	July 1, 2005
Attendance:	11/11	Board

William A. Etherington, 65 Toronto, Ontario, Canada Shares: 10,000 DSUs[2]: 18,748 Options[3]: 15,500

Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce (a major Canadian chartered bank). Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc. and SS&C Technologies Inc.

MDS Board Details
• Director since: • Member of: • Independent[1]	August 1, 2001 Human Resources & Compensation Committee (Chair) Corporate Governance & Nominating Committee
Attendance[4]:	11/11 6/6 3/3 5/5	Board Audit Committee Corporate Governance & Nominating Committee Human Resources & Compensation Committee

Robert W. Luba, 64 Toronto, Ontario, Canada Shares: 8,200 DSUs[2]: 23,842 Options[3]: 63,600

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, ON). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is also a director of Softchoice Corporation, AIM Trimark Investments, ATS Automation Tooling Systems Inc., Menu Foods Income Fund and KCP Income Fund.

MDS Board Details
• Director since: • Member of: • Independent[1]	March 19, 1996 Audit Committee (Chair)[7]
Attendance:	11/11	Board
10/10	Audit Committee

James S. A. MacDonald, 61 Toronto, Ontario, Canada Shares: 0[8] DSUs[2]: 10,493 Options[3]: 0

Mr. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company) and has been for the last five years. Mr. MacDonald is a director of Capitol Energy Resources Ltd., Manitoba Telecom Services Inc. and Superior Plus Inc.

MDS Board Details
• Director since: • Member of: • Independent[1]	July 5, 2005 Audit Committee
Attendance:	11/11 10/10	Board Audit Committee

John T. Mayberry, 62 Burlington, Ontario, Canada Shares: 3,000 DSUs[2]: 28,959 Options[3]: 0

Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO, Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON), and from 1993 to 2003, he was President and Chief Executive Officer of Dofasco Inc. Mr. Mayberry is also a director of Scotiabank.

MDS Board Details
• Director since: • Independent [1]	January 1, 2004 Non-Executive Chair of the Board since October 27, 2004 Ex-officio member of all standing committees
Attendance:	9/11	Board Mr. Mayberry attended a majority of the meetings of the standing committees as an ex-officio member.
Richard H. McCoy, 64 Toronto, Ontario, Canada Shares: 0 DSUs[2]: 8,125 Options[3]: 0

Mr. McCoy is a Corporate Director. Mr. McCoy has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada’s largest investment firms in Toronto, ON). Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Uranium Participation Corporation, Air Canada, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund and Pizza Pizza Royalty Income Fund.

MDS Board Details
• Director since: • Member of: • Independent[1]	January 27, 2006 Audit Committee Corporate Governance & Nominating Committee
Attendance[4]:	9/9 2/2 3/4	Board Corporate Governance & Nominating Committee Audit Committee
Mary A. Mogford, 62 Newcastle, Ontario, Canada Shares: 3,150 DSUs[2]: 15,002 Options[3]: 36,200

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of the Potash Corporation of Saskatchewan and is a member of the Altamira Advisory Council. Ms. Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004 was accredited through the ICD/Rotman School of Management Directors Education Program.

MDS Board Details
• Director since: • Member of: • Independent[1]	April 1, 1988 Corporate Governance & Nominating Committee (Chair) Human Resources & Compensation Committee Environment, Health & Safety Committee
Attendance:	11/11 3/3 7/7 4/4	Board Corporate Governance & Nominating Committee Human Resources & Compensation Committee Environment, Health & Safety Committee
Kathleen M. O’Neill, 53 Toronto, Ontario, Canada Shares: 0 DSUs[2]: 12,040 Options[3]: 0

Ms. O’Neill is a Corporate Director and was an Executive Vice-President with BMO Bank of Montreal (a major Canadian chartered bank) until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O’Neill was a partner at PricewaterhouseCoopers, in its Corporate Taxation Practice.

Ms. O’Neill is a Fellow of the Institute of Chartered Accountants (FCA) and in 2005 was accredited through the ICD/Rotman School of Management Directors Education Program. Ms. O’Neill is a director of TSX Group Inc., Hydro One Inc. and Canadian Tire Bank. She is also a director of the Canadian Chamber of Commerce and chairs its Health Care Task Force. Ms. O’Neill is a past-Chair of the Board of St. Joseph’s Health Centre in Toronto and is active on several other non-profit boards.

MDS Board Details
• Director since: • Member of: • Independent[1]	March 10, 2005 Audit Committee
Attendance[4]:	11/11 10/10 3/3	Board Audit Committee Environment, Health & Safety Committee

Nelson M. Sims, 59 Key Largo, Florida, USA Shares: 5,000 DSUs[2]: 19,231 Options[3]: 15,500

Mr. Sims is a Corporate Director with over 35 years experience in the pharmaceutical industry.

Mr. Sims served as an executive with Eli Lilly and Company (a global pharmaceutical company) for 28 years prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA) from 2003 to 2005. Mr. Sims has served as a Corporate Director and consultant for several biotech companies. He currently serves on the boards of Aastrom Biosciences, Inc. and ATS Automation Tooling Systems Inc.

MDS Board Details
	• Director since: • Member of: • Independent[1]		May 1, 2001 Environment, Health & Safety Committee (Chair) Human Resource & Compensation Committee
	Attendance[4]:	11/11 4/4 5/5	Board Environment, Health & Safety Committee Human Resource & Compensation Committee
1
Each of the directors, other than Stephen DeFalco, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and NYSE corporate governance rules.

2	Independent directors have the option of receiving their compensation in the form of deferred share units (DSUs) under the MDS Deferred Share Unit Plan for Non-Executive Directors.
3
Effective November 1, 2003, the Board of Directors discontinued all further grants of stock options to independent directors under the MDS Stock Option Plan. Outstanding options granted prior to November 1, 2003 remain in effect with no amendments.

4	Attendance at committee meetings varies depending upon the date that a director joins or leaves a particular Committee.
5	Stephen DeFalco, the President and Chief Executive Officer of the Company, is the only non-independent director.
6
As an employee director, Mr. DeFalco does not participate in the MDS Deferred Share Unit Plan for Non-Executive Directors. However,
Mr. DeFalco has a contingent entitlement to 117,000 performance share units (PSUs) (see table Share Unit Awards Granted During Fiscal 2006 on page 21).

7
Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA). He currently serves on three other audit committees of public companies, and is an audit committee financial expert as defined in applicable securities regulations and as determined by the Board. The Board has considered the number of audit committees on which Mr. Luba currently serves and is satisfied that he has the necessary time to fulfill his responsibilities on the Committee. Richard McCoy, a member of the Audit Committee, also currently serves on more than three audit committees of public companies. The Board has also determined in Mr. McCoy’s case that such simultaneous service will not impair his ability to effectively serve on the Committee.

8
Enterprise Capital, its associates, affiliates and funds over which it has sole or shared discretionary management, beneficially own approximately 4,733,748 shares in MDS as at the date of the Circular. Mr. MacDonald has advised, however, that he does not have dispositive or voting control with respect to such shares.

Appointment of Auditors
The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company’s auditor for more than five years.

Auditor Evaluation
The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2004, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company’s account. In addition, an Ernst & Young LLP partner, independent of the Company’s account, is responsible for reviewing all significant accounting and audit decisions.

During fiscal 2006, Ernst & Young LLP served as the auditor of MDS and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP and the fees to be charged are subject to pre-approval by the Audit Committee.

The fees for all services performed by the auditors for the years ended October 31, 2006 and October 31, 2005 are set out below.

	2006	2005
Audit services	$6,726,561	$1,984,000
Audit-related services	255,080	392,000
Tax services	196,120	310,000
Total	$7,177,761	$ 2,686,000
Note: The increase in fees for audit services in 2006 is largely attributable to Sarbanes-Oxley compliance activities.

Audit Services - an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services - an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee; accounting assistance and advice; systems and internal controls reviews associated with our Common Business Systems implementation; planning work associated with our Sarbanes-Oxley compliance program; and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services - a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services - the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1)
Audit and audit-related services - these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2)
Pre-approved list of non-audit services - non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3)	Other proposed services - all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent auditors for 2006 were approved in accordance with the pre-approval policy.

Shareholder Proposals
There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2008 Annual Meeting of Shareholders must be submitted no later than October 2, 2007.

Stock Option Plan Amendments and Reservation of Shares
Introduction

The Company established a Stock Option Plan in 1983 (the “Plan”) for the purpose of recognizing the performance and potential of eligible participants and to provide an incentive to reinforce management’s commitment to long-term improvement in both profitability and shareholder value. The Board of Directors continues to believe that stock options are an important component of overall compensation paid to management and reward participants over the longer term based upon the Company’s performance.

The Company wishes to make certain changes to the Plan as follows:

•
Update the current amendment section in the Plan to specify those amendments that the Company, acting through its Board of Directors, can make without shareholder approval and those which require shareholder approval.

•	Increase the maximum number of treasury shares of the Company which may be issued pursuant to the Plan, to 10% of the Common shares outstanding.

•	Permit the granting of stock options based on the share price of MDS Inc. Common shares traded on the New York Stock Exchange, for U.S. based participants.

•	Minor housekeeping amendments.

The first two Plan amendments must be passed by a simple majority of the votes cast by the shareholders, and the Board of Directors is recommending that shareholders approve a resolution in the form of Schedule A hereto.

The last two Plan amendments do not need shareholder approval and are being described for information purposes only.

A copy of the revised Plan is attached as Schedule B.

Board of Directors’ Amendment Powers

The Company wishes to update the amendment section of the Plan to comply with a recently updated guidance from the Toronto Stock Exchange relating to amendment procedures in security based compensation arrangements. The updated section reflects the Company’s practices as they relate to amendments to the Plan and details those amendments that the Company, acting through its Board of Directors, may make without shareholder approval and those amendments that will require shareholder approval. See Section 9 of Schedule B.

Shareholder approval will be required for Plan amendments that:

•	increase the number of treasury shares of the Company which may be issued pursuant to the Plan;

•	result in a reduction in the exercise price of previously granted options or result in the cancellation and re-issue of options;

•	result in an extension of the term of an option grant beyond its original expiry date.

All other Plan amendments require Board approval only.

Increase the Number of Treasury Shares Reserved for Issuance under the Plan

At the Annual and Special Meeting of Shareholders in March of 2001, the shareholders approved establishing the maximum number of treasury shares reserved under the Plan at 12,349,339 or approximately 10% of the outstanding shares at that date.

As at December 31, 2006, there were 5,747,300 options outstanding and 2,165,894 shares available for future grant, resulting in a share reserve equal to 7,913,194, or 5.5% of the issued and outstanding Common shares as at December 31, 2006.

As previously announced, the Company will be buying back up to $500 million in value of our Common shares following the closing of the sale of our Diagnostics business. This will result in approximately 120 million Common shares issued and outstanding after the buyback.

A key to our success going forward will be the ability to attract and retain top executive talent from the global life sciences industry. To provide for an adequate number of shares available for future option grants, and to compete with other companies in the global life sciences sector, we are seeking shareholder approval to increase the share reserve from 7,913,194 to 12,000,000, which would re-establish the maximum number at approximately 10% of the issued and outstanding shares following completion of the share buyback.

Granting of Stock Options Based on the Share Price as Traded on the NYSE

The Plan will be amended to permit the granting of stock options having an exercise price based on the share price of MDS Inc. Common shares as traded on the New York Stock Exchange. The ability to grant stock options based on the fair market value of the Company’s shares as traded on the NYSE will be available for use for our U.S. based executives, and will be determined by the Human Resources & Compensation Committee of the Board, at their discretion.

Minor Housekeeping Amendments

Minor housekeeping amendments have been made to reflect changes in the Toronto Stock Exchange guidelines and to clarify our current administrative practices.

Recommendation of the Board

The Board of Directors is unanimously recommending that the shareholders approve the amended Stock Option Plan by voting FOR the Stock Option Plan Resolution at the Meeting, attached hereto as Schedule A. Unless instructed otherwise, the persons named in our Form of Proxy will vote FOR the Stock Option Plan Resolution.

Section 3: Disclosure of Compensation and Other Information

Directors’ Remuneration
Ten directors are independent and are remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the President and Chief Executive Officer of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units (“DSUs”) as described below. In lieu of stock options, upon appointment or election a director receives $100,000 in DSUs which vest over three years and an annual grant of DSUs as noted below.

The Corporate Governance & Nominating Committee reviews director compensation every year and updates that compensation when it considers it appropriate or necessary to recognize the workload and responsibility of Board and committee members and to remain competitive with director compensation trends in North America. To fulfill this mandate, the Committee reviews the total compensation paid to directors at a comparator group of companies on the TSX 60 with annual revenues of $1 billion to $4 billion. To assist in that review, the Committee may retain an external advisor.

Total compensation paid to MDS’s directors is currently below the 50th percentile of the above-noted comparator group. Annual retainers for both Board and committee members and committee chairs were last increased in fiscal 2004. The annual retainer of the Chair of the Board and fees for meetings held by telephone were last increased in fiscal 2005.

Annual Retainer CHAIRMAN[1]	$200,000
Annual Retainer DIRECTOR	25,000
Annual Retainer COMMITTEE CHAIR Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	15,000 7,000 5,000 5,000
Annual Retainer COMMITTEE MEMBER Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	5,000 3,000 3,000 3,000
Annual Grant Value of Deferred Share Units	20,000
Each Board or Committee Meeting Attended (in person or if held by telephone)	1,500[2]
1

The Chair of the Board also receives an annual grant of deferred share units equal in value to $20,000. No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2

Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee equal to $1,500. If a Board or committee meeting is held on consecutive days, the director is only paid one $1,500 travel fee.

A number of ad hoc committees were established to consider special initiatives in 2006. See the following table for any retainers or meeting fees paid in fiscal 2006.

Total remuneration paid to independent directors during the fiscal year ended October 31, 2006 is set out in the following table:

Name	Non-Executive Chairman Retainer ($)	Board Retainer ($)	Standing Committee Chair Retainer ($)	Standing Committee Member Retainer ($)	Ad Hoc Committee Fee ($)[1]	Board Attendance Fee ($)	Standing Committee Attendance Fee ($)	Annual Grant of DSUs ($)	Election Grant ($)[2]	Total Fees Paid ($)	Portion of Fees Taken in Cash or in DSUs
Paul S. Anderson	-	25,000	-	5,250	25,000	27,000	12,000	20,000	-	114,250	100% DSUs
C. Thomas Caskey[3]	-	25,000	-	2,250	-	24,000	4,500	20,000	33,333	109,083	100% Cash
William A. Etherington	-	25,000	5,250[4]	5,500	15,000	18,000	21,000	20,000	-	109,750	100% DSUs
Robert W. Luba	-	25,000	15,000	-	-	18,000	15,000	20,000	-	93,000	100% DSUs
James S. A. MacDonald	-	25,000	-	5,000	-	18,000	15,000	20,000	33,333	116,333	100% DSUs
John T. Mayberry	200,000	-	-	-	-	-	-	20,000	-	220,000	100% DSUs
Richard H. McCoy	-	25,000	-	6,000	-	15,000	7,500	20,000	33,333	106,833	100% DSUs
Mary A. Mogford	-	25,000	5,000	6,000	-	18,000	21,000	20,000	-	95,000	100% DSUs
Kathleen M. O’Neill	-	25,000	-	7,250	-	18,000	19,500	20,000	33,333	123,083	100% DSUs
Nelson M. Sims	-	25,000	5,000	2,250	15,000	30,000	13,500	20,000	-	110,750	100% DSUs
1	A one-time Deferred Share Unit award was granted to members of the Ad Hoc FDA Committee to recognize the time and effort of the Committee, which was not anticipated when it was created.
2	In lieu of stock options, upon initial appointment or election, a director receives $100,000 in DSUs which vest over three years.
3	As set out earlier in this Circular, Dr. Caskey retired from the Board in December.
4	Mr. Etherington became Chair of the Human Resources & Compensation Committee following the annual meeting in March 2006.

Director Deferred Share Unit Plan
Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer (the “Elected Deferral”), in the form of DSUs under the MDS Deferred Share Unit Plan for Non-Executive Directors. Nine of the ten independent directors have elected to receive all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral is credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares that could be purchased is equal to the five-day average closing price as at the last day of the fiscal quarter.

In the fiscal year ended October 31, 2006, each director and the Board Chair received DSUs valued at $20,000 as part of his or her overall compensation. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares. DSUs are paid out when a director ceases to be a member of the Board. In 2006, the plan terms were amended to provide that at retirement, directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the five-day average closing price as at their retirement from the Board.

Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines
The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value of 5.0 x his/her annual retainer. Directors are given three years from the date of establishment of the guidelines or, if first elected after such date, three years from the date they are first elected to the Board, to accumulate such ownership position.

Directors’ Share Ownership
The table below shows, as at October 31, 2006, the number of Common shares of the Company owned by each director, the number of deferred share units (“DSUs”) held by each director under the Company’s Deferred Share Unit Plan for Non-Executive Directors (“DSUP” - see specifics in section entitled Director Deferred Share Unit Plan on page 12 of this Circular), the change in holdings from October 31, 2005 to October 31, 2006, and how much each director is required to invest to meet the minimum share ownership requirements established by the Company (for the non-executive directors, see specifics in section entitled Director Share Ownership on page 26 of this Circular, and, for Mr. DeFalco, see the specifics that apply to him as President and Chief Executive Officer in the section entitled Share Ownership under Report on Executive Compensation on page 19 of this Circular). The total value of Common shares and DSUs is the amount each director has at risk in the Company as at October 31, 2006.

Director	Year[1]	Common Shares (#)	DSUs (#)	Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Share Ownership Requirement ($)	Target Date for Share Ownership to Be Met (mm/dd/yy)[2]
Paul S. Anderson	2006	0	14,539	14,539	282,057	125,000	already met
	2005	0	8,889	8,889	170,846
	Change	nil	+5,650	+5,650	+111,211
C. Thomas Caskey	2006	0	5,537	5,537	107,430	125,000	03/30/08[3]
	2005	0	3,119	3,119	59,947
	Change	nil	+2,418	+2,418	+47,483
Stephen P. DeFalco[4]	2006	0	-	0	0	3,000,000	07/05/10
	2005	0	-	0	0
	Change	nil	nil	nil	nil
William A. Etherington	2006	10,000	18,748	28,748	557,711	125,000	already met
	2005	10,000	13,490	23,490	451,477
	Change	nil	+5,258	+5,258	+106,234
Robert W. Luba	2006	8,200	23,842	32,042	621,615	125,000	already met
	2005	8,200	19,405	27,605	530,587
	Change	nil	+4,437	+4,437	+91,028
James S. A. MacDonald	2006	0	10,493	10,493	203,564	125,000	already met
	2005	0	5,019	5,019	96,465
	Change	nil	+5,474	+5,474	+107,099
John T. Mayberry[5]	2006	3,000	28,959	31,959	620,005	1,000,000	07/01/08
	2005	3,000	18,385	21,385	411,019
	Change	nil	+10,574	+10,574	+208,986
Richard H. McCoy	2006	0	8,125	8,125	157,625	125,000	already met
	2005	0	3,021	3,021	58,064
	Change	nil	+5,104	+5,104	+99,561
Mary A. Mogford	2006	3,150	15,002	18,152	352,149	125,000	already met
	2005	3,150	10,442	13,592	261,238
	Change	nil	+4,560	+4,560	+90,911
Kathleen M. O’Neill	2006	0	12,040	12,040	233,576	125,000	already met
	2005	0	6,339	6,339	121,835
	Change	nil	+5,701	+5,701	+111,741
Nelson M. Sims	2006	5,000	19,231	24,231	470,081	125,000	already met
	2005	5,000	13,835	18,835	362,008
	Change	nil	+5,396	+5,396	+108,073
1
The Common share price for purposes of calculating units issued as at October 31, 2006 is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2006 ($19.40). The Common share price for purposes of calculating units issued as at October 31, 2005 is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2005 ($19.22).

2
All independent directors have either met or are on track to meet the share ownership guidelines (5.0 x annual retainer) within the three-year period from their initial election to the Board, or in Mr. Mayberry’s case from the date of increase in his remuneration. Mr. DeFalco is also on track to meet the share ownership requirements (4.0 x salary) applicable to him as President and Chief Executive Officer within the five-year period from his appointment.

3	As set out earlier in this Circular, Dr. Caskey retired from the Board in December.
4	Mr. DeFalco has a contingent entitlement to 117,000 PSUs (see table Share Unit Awards Granted During Fiscal 2006 on page 21).
5	John Mayberry’s remuneration was increased from $150,000 to $200,000 in July 2005. Mr. Mayberry has three years from that date to meet the 5.0 x share ownership guidelines related to such increase.

Directors’ and Officers’ Liability Insurance
The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of US$120,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of US$100,000,000 per loss. Each loss or claim for which the Company seeks reimbursement is subject to a US$1,000,000 deductible payable by the Company. The total annual premium for the directors’ and officers’ liability policy is US$1,500,000, which is paid in full by the Company.

Report on Executive Compensation
Overview
The Board of Directors has delegated to the Human Resources & Compensation Committee (“HRCC”) responsibility for the oversight, review and approval of senior management’s compensation philosophy and practices. As part of this mandate, the HRCC reviews Company and senior management performance, and makes recommendations to the Board of Directors on compensation for the Chief Executive Officer and approves the compensation for the Chief Executive Officer’s direct reports, including the “Named Executive Officers”. For purposes of this Circular, “Named Executive Officers” are defined as the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company. The HRCC also reviews and approves short-term, mid-term and long-term incentive designs and incentive awards for the senior management of the Company.

The HRCC consists of four independent directors. The Board as a whole reviews the recommendations of the HRCC and gives final approval on the compensation for the Chief Executive Officer.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the HRCC, with management input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the Chief Executive Officer presents the HRCC with the talent assessment and performance results and compensation recommendations based on those results as well as market data.

Following the annual meeting in March 2006 and after a detailed selection process, the HRCC engaged Towers Perrin as its independent executive compensation consultant. During the most recent fiscal year, Towers Perrin provided independent advice to the HRCC on all matters relating to Chief Executive Officer and other executive compensation. The recommendations and advice from Towers Perrin included the implementation of a three-year transition plan from a Canadian peer group to a Global peer group for global roles within the top two executive pay levels (the Chief Executive Office and the Chief Executive Officer’s direct reports), consistent with the Company’s new strategy, compensation practices and programs in the global life sciences industry and market competitive data for select executive positions. Towers Perrin also provided independent review and advice on management recommended incentive plan designs for fiscal 2007. Total fees and expenses paid to Towers Perrin in fiscal 2006 for its role as independent advisor to the HRCC were approximately $260,000. Towers Perrin did not receive any other compensation from the Company. Towers Perrin attended all of the Committee meetings starting in May 2006.

New Compensation Philosophy and Framework
Compensation Philosophy and Framework
During fiscal 2006 the Company continued to implement its business strategy to focus on the higher growth global life sciences market. As part of that strategy, the Company has adopted a strong pay-for-performance culture. Incentive rewards are directly linked to corporate and business unit financial performance, as well as individual performance. The greater emphasis on pay-for-performance will result in a “pay philosophy” that rewards shareholders first, and management second.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on in-year performance and long-term potential. As noted previously, talent review sessions are held bi-annually and the review and assessment of the senior talent pool is shared with the HRCC on a bi-annual basis, and with the Board of Directors on an annual basis. Base salary, annual bonus payouts and equity compensation paid in the form of Performance Share Units and stock options reflect the performance differentiation, with a greater proportion of equity compensation paid to high potential, high performing executives.

Executive Compensation Pay and Performance Philosophy
The objective of the Company’s compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong pay-for-performance approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder-value creation. In general, the Company’s “target positioning” provides competitive pay (50th percentile to the market) for achieving target or expected performance, with above average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan. The HRCC also conducts comprehensive market reviews of compensation philosophy and practices on a periodic basis to establish pay practices that are both competitive and reasonable and meet the program’s objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: “fixed compensation” that includes base salary, benefits and retirement; and “performance-related compensation” that includes an annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Peer Group Companies
In prior fiscal years, the market data used to assess the competitiveness of base salary for our senior management group was based on local markets, where the executive was located. Performance-related compensation for senior management was assessed relative to the Canadian market, using market data from companies within the TSX 100 with revenues between $1 billion and $3 billion.

As a result of the Company’s transition to a global life sciences company, the Company’s market competitors are primarily from the global life sciences industry. In order to retain our top executives and attract new senior leadership to implement the strategy, the Company’s talent pool and market competitive framework will migrate over time to reflect the global life sciences market for our most senior executives (i.e., the Chief Executive Officer and the Chief Executive Officer’s direct reports).

Over the next three fiscal years, commencing with fiscal 2006, the HRCC approved a plan that transitions from a Canadian peer group to a Global peer group for certain global roles within the top two executive pay levels (the Chief Executive Officer and the Chief Executive Officer’s direct reports). The primary Global peer group consists of mostly U.S. based companies across a variety of industries, with revenues between US$500 million and US$3 billion. This Global peer group is supplemented with a Global Life Sciences peer group consisting primarily of U.S. listed global life sciences companies that compete with MDS, with revenues ranging from US$500 million to US$3 billion.

For our other executives, we will continue to assess the market competitiveness of their base salary to the local market in which the executive resides. Performance-related compensation will continue to be assessed relative to a Canadian peer group of similar size and complexity. The Canadian peer group has been broadened to include Canadian autonomous companies in general industry with revenues between $1 billion and $4 billion.

Executive Compensation Framework
The HRCC approved a new executive compensation framework for senior management at MDS, which was implemented in fiscal 2006. The framework is aligned to MDS’s business strategy and explicitly defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (50th percentile to the market) for achieving target or expected performance, with above-average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan.

Executives are assigned to one of four distinct work levels, based on the position’s level of accountability and work complexity, and compared with similar positions in the Company’s peer groups. The following is a summary of the more specific changes and approaches to the executive compensation program as a result of implementing the new executive compensation framework:

•	Annually, executives will be granted Equity in the form of mid-term (MTIP) and long-term (LTIP) incentives.

•	The weighting between MTIP and LTIP will vary by work level with greater weighting on LTIP at the most senior levels.

•
Each year, the Chief Executive Officer will recommend for HRCC approval the amount of Equity (both MTIP and LTIP) to be granted to each of his direct reports, as well as the Equity pool to be granted to each business unit and/or corporate group.

•	The value and amount of Equity grants for individual executives will be based on Company performance and the talent management process.

•
Each business unit and corporate group head will be provided with the target equity mix (consisting of MTIP and LTIP) and a pool of equity based on that mix. Each business unit and corporate group head will have discretion on how much to allocate to each executive, subject to final approval by the Chief Executive Officer.

Base Salary, Benefit and Retirement Programs
Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. Benefit and retirement programs are designed to be market competitive.

Annual Incentive Plan
The annual incentive plan is an annual bonus plan under which a cash bonus is paid to senior management following the end of the Company’s fiscal year, based on the degree of achievement of established corporate financial goals and individual performance. The HRCC and the Board of Directors review Company and individual performance, and have final approval on the amount of bonus to be paid to each executive each year.

Corporate goals consist of financial metrics and may be based on both enterprise-wide and/or business unit performance, as applicable. For fiscal 2006, payments under the annual incentive plan were based on financial performance at the business unit level for business unit executives, and at the enterprise-wide level for corporate executives.

For business unit executives other than Mr. Thunem, President, MDS Diagnostics, financial performance was based on the achievement of days of working capital (25% weighting) and EBITDA (75% weighting) targets established for their business unit. Financial performance relative to plan was assessed and determined the bonus earned for financial results. The bonus earned for financial performance was then multiplied by an individual performance factor ranging from 0 to 1.25, based on an individual’s achievement of his or her previously agreed to stretch performance goals. All bonuses were subject to one-over-one review by the manager’s direct manager.

For corporate executives, the financial performance was based on days of operating working capital (25% weighting) and enterprise EBITDA (75% weighting) targets established for the Company as a whole.

For Mr. Thunem, financial business unit performance provided 75% of the weighting and was based on EBITDA (75% weighting) and days of working capital (25% weighting). Financial performance relative to plan was assessed and determined the bonus earned for financial results. Added to the bonus earned for financial performance was the bonus paid for individual performance. Individual performance was assessed based on achievement of previously agreed to stretch individual performance goals (80%) and employee health and safety goals (20%).

Annual incentive awards are determined as a percentage of base salary. The following table details the operation of the annual incentive plan and the payouts for each of the Named Executive Officers:

Name	Target Payout (% of Salary)	Payout Range (% of salary)	Target Award ($)	Maximum Award ($)	Financial Results (0–200%)	Individual Objectives (0–1.25%)	Actual Award (% of Target)	Actual Award ($)
S. P. DeFalco	60%	0% – 120%	450,000	900,000	56%	1.25	70%	315,000
J. A .H. Garner	45%	0% – 90%	184,500	369,000	56%	1.00	56%	103,320
A. Boorn	45%	0% – 90%	164,250	328,500	108%	1.00	100%	177,390
S. West	45%	0% – 90%	139,500	279,000	180%	1.00	180%	251,100
H. Thunem [1]	45%	0% – 90%	123,750	247,500	n/a	n/a	170%	210,210
1	For Mr. Thunem, the annual bonus plan is based on the sum of the bonus paid for financial results plus individual results. For more details, see above.

 The HRCC approved the bonus payable to the Chief Executive Officer’s direct reports, based on the assessment of financial performance to plan and individual performance assessment. The HRCC recommended to the Board for approval and the Board approved the Chief Executive Officer’s annual bonus.

Commencing with the fiscal 2007 year, the target bonus opportunity for Messrs. Garner, Boorn and West will be increased to 50% of base salary and the maximum opportunity will be increased to 100% of base salary. The increased bonus opportunity reflects the median of the Global peer group. Mr. DeFalco’s target bonus will be increased to 80% of base salary, and his maximum bonus will be increased to 160% in fiscal 2007. Given the recently announced agreement to divest the Diagnostics business, Mr. Thunem is to be covered under a new bonus plan with the new owner.

Mid-Term Incentive Plan
Historically, the Company has implemented mid-term incentive plans for its senior management group. The intent of each MTIP has been to focus executives on specific goals and objectives over a two- to three-year time frame, to support and align with the Company’s longer-term strategy. The following summarizes the terms and conditions of each MTIP that is currently in place at MDS.

Mid-Term Incentive Plan (2006)
The MTIP grant for fiscal 2006 consisted of Performance Share Units (PSUs). Other than the Chief Executive Officer and his direct reports, these units were granted in December 2005. The PSUs vest in two equal tranches, based on achieving share price hurdles of $22 and $26. The term of the PSUs was three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. Payout will be in the form of cash, equal to the number of vested units multiplied by the five-day average closing share price on the relevant payment date.

The number of PSUs granted was based on Company and individual performance. The HRCC approved the total pool of PSUs from which each business unit and the corporate group were provided with their pool of PSUs. Each business unit and the corporate group had discretion on how much to allocate to each senior manager based on individual performance and potential, subject to final approval by the Chief Executive Officer.

For the Chief Executive Officer and his direct reports, the MTIP grant was enhanced and the grant was made on August 29, 2005 to align them to the new business strategy. For such executives, 50% of the vested units will be paid in the form of Deferred Share Units (DSUs), with the balance paid in cash, equal to the number of vested units multiplied by the five-day average closing share price at the time of distribution (“cashable units”).

To encourage a voluntary deferral of the cashable units, these executives were given the option of receiving their cashable units in the form of DSUs. To the extent an individual elected to defer his/her cashable units into DSUs, the Company matched 50% of the cashable units deferred. All of the executives elected this deferral. These matching DSUs will be awarded once the PSUs vest. The matching DSUs will vest in two instalments; the first 50% will vest 12 months following the date on which the matching DSUs are granted, with the balance vesting 24 months following the date on which the matching DSUs are granted.

For retention purposes, a small group of executives were provided with Restricted Share Units (“RSUs”) during fiscal 2005 in recognition of the Chief Executive Officer succession process that occurred later in 2005. Executives who were granted RSUs and who are participating in the MTIP grant for key senior leaders were given the opportunity to voluntarily roll forward the unvested portion of their RSU grants into the MTIP. In such instances, the Company provided two PSUs for each RSU rolled over into the plan. RSU-converted units were not eligible for conversion into DSUs and accordingly will not receive the DSU match.

Mid-Term Incentive Plan (2007)
The MTIP grant for fiscal 2007 consisted of Performance Share Units (PSUs). Grants are typically made in December of the fiscal year. However, as part of its transition to a global life sciences company, the Company is entering into a new management contract with each of its executives, which will contain non-competition and/or non-solicitation agreements, in line with other global life sciences companies. In order to provide consideration for the execution of these contracts, the HRCC approved the PSU grant for the Chief Executive Officer and his direct reports, as well as the PSU pool for the remaining executives, on September 5, 2006.

The PSUs granted under the 2007 plan will vest in two equal tranches, based on achieving share price hurdles of $25.30 and $27.50. These two hurdle rates are based on 8.5% compounded annual growth over two and three years, using a baseline share price equal to the 20-day average closing price of $21.51 on September 5, 2006.

The term of the PSUs is three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. Payout will be in the form of cash, equal to the number of vested units multiplied by the five-day average closing share price on the relevant payment date.

The number of PSUs granted is based on Company and individual performance. The HRCC approved the PSU grants for the Chief Executive Officer’s direct reports and the total pool of PSUs for the remaining executives. Each business unit and the corporate group has discretion on how much to allocate to each senior manager based on individual performance and potential, subject to final approval by the Chief Executive Officer.

The HRCC recommended and the Board approved the PSU grant for the Chief Executive Officer.

Long-Term Incentive Plans
The MDS long-term incentive plan, which is intended to reinforce management’s commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. Eligible participants include senior management. The value and number of stock options granted to individual executives will be based on Company performance and the talent management process. Each business unit and the corporate group will have discretion, based on individual performance and potential, to determine the number of stock options to grant to each senior manager, subject to final approval by the Chief Executive Officer.

The stock option grant made for fiscal 2006 vests over three years and expires after seven years. The next annual grant will be made in June 2007 immediately following the talent review process with the Board.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grant as of October 31, 2006.

Plan Category	Common Shares To Be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the MDS Inc. Stock Option Plan (#)
Equity compensation plans approved by security holders	5,850,130	18.76	2,183,744
Equity compensation plans not approved by security holders	–	–	–
Total	5,850,130	18.76	2,183,744

 In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which all employees can purchase MDS Common shares at a price equal to 90% of the average market price of the shares traded on the Toronto Stock Exchange over the five trading days immediately preceding the date of purchase. Shares are purchased monthly at the beginning of each month. Employees can contribute up to the lesser of 10% of their salary, or $10,000, by payroll deduction. There were 66,296 shares remaining available for issuance under the share ownership plan as at October 31, 2006.

Chief Executive Officer Compensation
The HRCC assesses the overall performance of the Chief Executive Officer on the basis of his contribution to:

•	the financial performance of MDS compared to specific financial objectives and targets established at the beginning of each fiscal year;

•	the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;

•	the leadership of the Company;

•	the management of succession plans to provide continuity of leadership positions, including that of the Chief Executive Officer; and

•	the quality of MDS’s relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC’s objective is to provide competitive compensation for the Chief Executive Officer based on overall performance.

Mr. DeFalco was hired on June 6, 2005 as Chief Operating Officer of the Company and transitioned into the role of Chief Executive Officer on July 1, 2005. In setting his compensation as Chief Operating Officer and then Chief Executive Officer, the HRCC, working with management, completed a detailed market review of comparable Canadian peer companies similar in size and complexity to MDS. Based on that market review, an overall compensation program was approved for fiscal years 2005, 2006 and 2007. The base salary developed for Mr. DeFalco for fiscal 2006 is based on the median of the Canadian peer group. His base salary for 2007 will be increased to $815,300 (US$720,000) in accordance with his contract and the executive compensation framework.

Mr. DeFalco’s short-term incentive plan for fiscal 2006 provided a target award of 60% of annual base salary and a maximum award of 120% of annual base salary, based on the achievement of corporate financial and individual goals as approved by the HRCC. Corporate financial goals consisted of days of operating working capital and EBITDA targets; non-financial goals included resolving the FDA situation, selling off non-core businesses and returning MDS to increased profitability and improving longer-term shareholder value. Based on the performance achieved for fiscal 2006, Mr. DeFalco was awarded a bonus of 42% of his salary for fiscal 2006, reflecting both the performance of the Company in 2006 as well as his individual contribution.

Loans
The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2006.

Share Ownership
The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines for the Chief Executive Officer and his direct reports, which guidelines were approved by the HRCC in December of 2003. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS’s overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. Following approval of the 2006 MTIP for key senior leaders, the minimum shareholding requirements of the Chief Executive Officer and his direct reports were increased to 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports.

For the purposes of these guidelines, units granted under mid-term incentive plans (e.g., Restricted Share Units, Performance Share Units and Deferred Share Units) are considered to be the equivalent of Company shares. The Chief Executive Officer and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership, and progress is monitored on a periodic basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the Chief Executive Officer and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the target date for meeting such requirements.

Share Ownership as at October 31, 2006

Executive[1]	Common Shares[2] (#)	PSUs/RSUs/ DSUs[3] (#)	Total Share Ownership[4] (#)	Total At-Risk Value of Share Ownership[5] (in $000s)	Share Ownership Guideline	Share Ownership Requirement ($000s)[6]	Target Date Share Ownership To Be Met[7] (mm/dd/yy)
S. P. DeFalco	0	117,000	117,000	2,678	4.0 x	3,000	8/29/10
J. A. H. Garner	0	108,683	108,683	2,488	2.0 x	757	already met
A. Boorn	8,390	102,084	110,474	2,529	2.0 x	660	already met
S. West	0	90,656	90,656	2,075	2.0 x	580	already met
1	H. Thunem is not included in the Share Ownership table, given the recently announced agreement to divest the Diagnostics business.
2	Includes shares acquired through Company programs such as DPSP, GRSP, ESOP and DRIP.
3	Includes DSUs from SERP, fiscal 2006 MTIP and fiscal 2007 MTIP granted on September 5, 2006.
4	Includes sum of all shares and phantom equity.
5	Based on highest share price for the six-month period ending October 31, 2006 of $22.89.
6	Based on three-year average salary as at October 31, 2006.
7
Executives are given five years from the implementation of the guideline, date of appointment or effective date of an increase in the guideline to accumulate shares to achieve the required level of ownership.  As at October 31, 2006, all of the Named Executive Officers except for the President and Chief Executive Officer had achieved the required level of share ownership.  The President and Chief Executive Officer recently joined the Company and is on track to meet the required level of share ownership.

Conclusion
It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the achievement of certain of the goals and objectives during the year.

The HRCC members are as follows:

William A. Etherington, Chair
Paul S. Anderson
Mary A. Mogford
Nelson M. Sims

Officers’ Remuneration
Compensation of Named Executive Officers of MDS
The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”) for services rendered in all capacities during the three fiscal years ended October 31, 2006, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation

Name and Principal Position	Fiscal Year	Annual Compensation				Mid-Term and Long-Term Compensation						Total Direct Comp[7] ($)	LTIP Payouts (in Respect of Previous Years’ Grants)		All Other Comp[10] ($)
		Salary [1] ($)	Bonus [2] ($)	Retirement Payment [3] ($)	Other Annual Comp[4] ($)	Restricted, Performance or Deferred Share Units (#) / ($) [5]			Securities Under Options Granted (#) / ($) [6]				DSUs (#) [8]	Cash ($) [9]
S. P. DeFalco President & CEO	2006	750,000	315,000	185,351	34,660	67,000	/	816,060	253,500	/	1,049,490	3,150,561	-	-	7,309
	2005	291,667	225,000	69,375	221,150	50,000	/	520,000	400,000	/	2,106,312	3,433,504	-	-	2,108
	2004	-	-	-	-	-	/	-	-	/	-	-	-	-	-
J. A. H. Garner EVP & Chief Financial Officer	2006	408,333	103,320	88,327	34,660	0	/	0	40,000	/	165,600	800,240	-	-	5,967
	2005	381,250	200,000	73,203	33,050	101,250	/	1,053,000	24,000	/	149,100	1,889,603	2,000	135,428	5,542
	2004	316,667	100,000	59,818	25,000	12,000	/	77,260	24,000	/	166,946	745,691	-	0	3,107
A. Boorn President, MDS Sciex	2006	358,333	177,390	55,541	33,160	20,000	/	243,600	30,000	/	124,200	992,224	-	-	5,224
	2005	320,833	97,500	45,024	31,550	82,084	/	853,674	20,000	/	124,250	1,472,831	-	129,087	4,682
	2004	291,667	135,000	40,245	23,500	10,000	/	64,383	20,000	/	139,122	693,916	-	0	2,871
S. West President, MDS Nordion	2006	308,333	251,100	57,855	33,160	20,000	/	243,600	22,500	/	93,150	987,198	-	-	4,508
	2005	293,333	168,750	46,201	31,550	69,584	/	723,674	14,000	/	86,975	1,350,483	-	116,151	4,273
	2004	255,000	195,000	32,055	23,500	8,000	/	51,506	14,000	/	97,385	654,446	-	-	2,485
H. Thunem President, MDS Diagnostics	2006	270,833	210,210	27,019	19,100	0	/	0	25,000	/	103,500	630,663	-	-	3,950
	2005	217,167	175,000	21,473	17,350	0	/	0	4,500	/	27,956	458,946	-	16,817	3,042
	2004	193,500	115,500	18,980	12,600	2,600	/	16,740	3,900	/	27,129	384,448	-	-	1,912
1	Base salary earned by the Named Executive Officers for the fiscal year. For Mr. DeFalco, the fiscal 2005 amount reflects his base salary pro-rated to his start date of June 6, 2005.
2	The fiscal 2005 bonus paid to Mr. DeFalco is pro-rated based on his start date of June 6, 2005.
3
For Messrs. DeFalco and Garner, the Company pays annually an amount equal to 15% of their respective annual cash compensation for the year as retirement contribution. In the case of Messrs. Boorn and West, the Company pays 12.5% of their annual cash compensation for the year. For Mr. Thunem, the Company pays 10% of his base pay for the year. See Pension Plans for more details.

4
Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. For Mr. DeFalco, the amount shown for fiscal 2005 includes his one-time signing bonus of $200,000.

5
The Company has established mid-term incentive plans to reward senior executives for performance over a medium-term performance cycle. Performance Share Units (PSUs) are granted under the plan and vest over a two- or three-year performance cycle based on pre-determined performance conditions. The PSUs granted in 2004 represent a two-year front-loaded grant, and one-third of those units vested and were paid out following HRCC approval in December 2005. For Mr. Garner, 50% of his PSUs were paid in Deferred Share Units (DSUs). In 2004, the Company awarded Restricted Share Units to Messrs. Garner (15,000), Boorn (10,000) and West (10,000). One-third of those units vested and were paid out in cash. Under the 2006 MTIP, the remaining unvested Restricted Share Units were converted to Performance Share Units and are reflected in the total number of Performance Share Units granted in fiscal 2005. The dollar value shown is based on the number of units multiplied by the closing share price at date of grant, multiplied by an expected value factor. For grants awarded in fiscal 2006, the expected value factor is 58%, as compared to an expected value factor of 52% for grants made in fiscal 2005. For grants in 2004, the expected value factor is 33% based on the actual payout. For more details, please see Mid-Term Incentive Plan.

6
Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company. The options granted in fiscal 2006 vest over a three-year period and expire after seven years. For Mr. DeFalco, the fiscal 2005 amount shown represents a one-time hiring grant, and the options granted vest over a three-year period and expire after seven years. For all other grants prior to fiscal 2006, the options granted vest over a five-year period and expire after ten years. The amount shown is based on the exercise price multiplied by the number of options multiplied by a Fair Value Factor of 20.7% for the December 2005 grant, 31.4% for the April 2005 hiring grant for Mr. DeFalco, 35% for the December 2004 grant and 35.4% for the December 2003 grant. For more details, see Long-Term Incentive Plans.

7
Total Direct Compensation is the sum of all the components under Annual Compensation, namely Salary, Bonus, Retirement Payment and Other Annual Compensation, plus the expected values of the performance share units and stock options shown under Mid-Term and Long-Term Compensation.

8
Amounts shown represent DSU payments made in the year in respect of mid- or long-term incentive grants awarded in previous years. See Report on Executive Compensation for more details. In fiscal 2005, Mr. Garner received 50% of his vested PSUs from the 2004 MTIP in the form of DSUs and the balance in cash.

9
Amounts shown represent cash payments made in the year in respect of mid- or long-term incentive grants awarded in previous years. See Report on Executive Compensation for more details. For Messrs. Garner, Boorn and West, the fiscal 2005 cash payments represent one-third of their Restricted Share Units granted in 2004 and vested PSUs from the 2004 MTIP that were paid in cash. For Mr. Thunem the fiscal 2005 cash payments represent vested PSUs, one-third of the 2004 MTIP, that were paid in cash.

10	All figures in this column include premiums paid by the Company for term life insurance for each Named Executive Officer.

Mid-Term Incentive Plan
The following tables show for each Named Executive Officer the number of Performance Share Units awarded under the Mid-Term Incentive Plan during the year ended October 31, 2006. The amounts shown in the table below represent the 2007 MTIP grant that was accelerated for all executives as consideration for executing new management contracts. The table also highlights the outstanding MTIP grant made during fiscal 2005 in respect of the fiscal 2006 year.

Under the terms of the 2007 plan, the units will vest in two equal tranches, based on achieving specified share price hurdles. The term of the PSUs is three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. The share price hurdles are $25.30 and $27.50. Payout will be in the form of cash. See section headed Mid-Term Incentive Plan (2007) for further details.

Share Unit Awards Granted During Fiscal 2006

Name	Securities, Units or other Rights (#)	Performance or Other Period Until Maturation or Payout [1]	Estimated Future Payouts Under Non-Securities Price-Based Plans
			Threshold (#)	Target (#)	Maximum (#)
S. P. DeFalco	67,000	October 31, 2009	33,500	67,000	67,000
A. Boorn	20,000	October 31, 2009	10,000	20,000	20,000
S. West	20,000	October 31, 2009	10,000	20,000	20,000
Other Outstanding Awards from Previous Fiscal Years
S. P. DeFalco	50,000	October 31, 2008	25,000	50,000	50,000
J. A. H. Garner	101,250	October 31, 2008	50,625	101,250	101,250
A. Boorn	82,084	October 31, 2008	41,042	82,084	82,084
S. West	69,584	October 31, 2008	34,792	69,584	69,584
1	These units are all Performance Share Units that vest based on achieving share price hurdles and time. See Mid-Term Incentive Plan (2006) and Mid-Term Incentive Plan (2007) for more details.

Stock Option Plan
The following table provides information on options to purchase Common shares, granted during fiscal 2006 to the Named Executive Officers under the terms of the Company’s Stock Option Plan. The HRCC grants options to eligible employees, including the Chief Executive Officer and other Named Executive Officers, for the purchase of a set number of Common shares at an exercise price based upon the market value of the shares (see note 2 under Option Grants During Fiscal 2006). Options granted during fiscal 2006 are exercisable over a maximum seven-year period and vest in equal instalments over three years following the date of grant.

Option Grants During Fiscal 2006

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)			Grant Date Expected Value [4] ($)
Name	Securities Under Options Granted [1] (#)	% of Total Options Granted to Employees in Fiscal 2006	Exercise Price ($/security) [2]	Market Value of Securities Underlying Options on the Date of the Grant ($/security) [2]	Expiration Date [3]	0	5%	10%
S. P. DeFalco	253,500	24.88	20.00	20.00	20-Dec-2012	0	2,063,999	4,809,996	1,049,490
J .A. H. Garner	40,000	3.93	20.00	20.00	20-Dec-2012	0	325,680	758,974	165,600
A. Boorn	30,000	2.94	20.00	20.00	20-Dec-2012	0	244,260	569,230	124,200
S. West	22,500	2.21	20.00	20.00	20-Dec-2012	0	183,195	426,923	93,150
H. Thunem	25,000	2.45	20.00	20.00	20-Dec-2012	0	203,550	474,359	103,500
1	Number of options granted to the Named Executive Officer in fiscal 2006.
2
For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results.  The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.

3	Stock options granted during fiscal 2006 vest or become exercisable at a rate of 33% per year commencing on the first anniversary of the date of the grant.
4	The expected value of the stock option awards granted during fiscal 2006 have been estimated by multiplying the exercise price by the number of options and a Fair Value Factor of 35%.

The following table shows, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2006, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2006. Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of Common shares on October 31, 2006, which was $19.80 per share.

Aggregated Option Exercises During Fiscal 2006 and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at October 31, 2006 (#)		Value of Unexercised In-The-Money Options at October 31, 2006 ($)[1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. P. DeFalco	0	0.00	133,334	520,166	404,002	807,998
J. A. H. Garner	0	0.00	24,400	88,600	26,280	51,520
A. Boorn	0	0.00	64,460	69,500	104,188	37,750
S. West	0	0.00	17,400	48,100	17,560	31,540
H. Thunem	0	0.00	11,460	34,440	2,079	7,731
Total	0	0.00	251,054	760,806	554,109	936,539
1						Option values have been calculated based upon the closing price on October 31, 2006 of Common shares on the Toronto Stock Exchange, which was $19.80.

Pension Plans
Each of the Named Executive Officers is entitled to a Company pension contribution equal to a percentage of their base salary or total cash compensation. For Messrs. DeFalco and Garner, the Company pays 15% of their total cash compensation (defined as salary plus previous year’s bonus) as a retirement contribution. For Messrs. Boorn and West, the Company contribution is equal to 12.5% of total cash compensation (defined as salary plus previous year’s bonus). For Mr. Thunem, the Company contributes 10% of base salary. For all such executives, the maximum amount allowed by the Canada Revenue Agency is contributed to a Canadian registered pension plan and the remainder is paid in cash each payroll period or in the form of DSUs, as elected by the executive.

Employment Contracts and Termination of Employment
Employment contracts are currently in place for each of the Named Executive Officers. As noted previously, the Company will be entering into new employment contracts with each of the Named Executive Officers except for Mr. Thunem who will be leading the Diagnostics business with its new owner, Borealis Infrastructure Management Inc. The new employment contracts will include revised non-competition provisions in line with other global life sciences companies.

The contracts set out the principal terms of the employment relationship with the Company, including the individual’s overall role; the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest; and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

The following table details the cash severance payment that will be paid to each of the Named Executive Officers in the event of termination without cause or termination for good reason. In addition to the cash payment, each Named Executive Officer is provided with continued vesting and exercisability of their stock options for a period of 12 months following the termination of employment. Given the recently announced agreement to divest the Diagnostics business, Mr. Thunem will be covered under a new contract with the new owner and so is not shown in the following table.

Estimated Termination Benefits for Named Executive Officers

	Termination Without Cause or Termination for Good Reason
Name	Severance Multiple	Cash Severance Amount[1] ($000s)	Total[2] ($000s)
S. P. DeFalco	3.0 x	4,520	4,520
J. A. H. Garner	2.0 x	1,299	1,299
A. Boorn	2.0 x	1,130	1,130
S. West	1.4 x	744	744
1	Cash severance based on multiple of cash compensation, which is defined as the sum of base salary, three-year average bonus, annual contribution to retirement program, and the annual car allowance.
2	Total value for termination without cause does not include value associated with continued vesting of stock options for one year after termination.

Change In Control Policy

The Company has a change in control policy in effect that details the treatment of participating executives in the event the executive is terminated without cause or terminates for good reason within 24 months of a change of control. As a result of the Company’s transition to a global life sciences company, the HRCC asked Towers Perrin to review the Company’s current change in control policy and provide advice on the policy when compared to the global life sciences industry. Based on the research conducted by Towers Perrin, the change in control policy was modified to reflect global life sciences industry practices.

The change in control policy will continue to provide benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a change of control. The changes that have been made to the change in control policy to reflect market competitive practice are as follows:

•
Participation under the policy has been expanded to include the Chief Executive Officer, the Chief Executive Officer’s direct reports and the senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or client-facing responsibilities.

•
If an executive is terminated without cause or terminates for good reason within 24 months following a change of control, all equity-based compensation then held by such executive under the Company’s mid-term incentive plan will be vested assuming target performance has been achieved and such equity will be paid out in accordance with the terms and conditions of the MTIP.

All other terms and conditions of the change in control policy remain unchanged.

The following table details the payments that will be made to the Named Executive Officers in the event that such executive is terminated without cause or terminates for good reason within 24 months following the change in control. Given the recently announced agreement to divest the Diagnostics business, Mr. Thunem will not be covered under the change in control policy and so is not shown on the table below.

Estimated Termination Benefits for Named Executive Officers

Name	Termination Without Cause or Termination for Good Reason Within 24 Months of a Change in Control
	Severance Multiple	Cash Severance Amount[1] ($000s)	Early Vesting of Stock Options[2] ($000s)	PSUs Paid Out at Target[3] ($000s)	Estimated Tax Gross-Up4 ($000s)	Total[5] ($000s)
S. P. DeFalco	3.0 x	4,520	808	2,317	1,403	9,048
J. A. H. Garner	2.0 x	1,299	52	2,005	0	3,356
A. Boorn	2.0 x	1,130	38	2,021	0	3,189
S. West	2.0 x	1,062	32	1,774	0	2,868
1	Cash severance based on multiple of cash compensation, which is defined as the sum of base salary, three-year average bonus, annual contribution to retirement program, and the annual car allowance.
2	Value of early vesting of stock options equals in-the-money value of unvested options as of October 31, 2006.
3	Value of outstanding PSUs based on target payout using October 31, 2006 price of $19.80.
4	Tax gross-up payment is only provided to U.S. taxpayers such as Mr. DeFalco to cover potential excise taxes on severance payments.
5	Total value for termination following a change in control includes the cash severance, value of early vesting of stock options, value of PSUs paid at target and estimated tax gross-up.

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 2001, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

Ultimately, the Board believes that its effectiveness is a combination of membership, commitment and structure and that individual director effectiveness is a combination of competence, behaviour and independence. In developing MDS’s guidelines and practices, the Board and the Corporate Governance & Nominating Committee (“CGNC”) carefully consider all of these criteria.

The Company’s Corporate Governance Guidelines and Practices adopted by the Board in 2004 and amended in 2006 may be found on the Company website at www.mdsinc.com in the Corporate Governance section, under Governance Guidelines. The guidelines and practices are reviewed by the CGNC on an annual basis and changes made where appropriate.

As a company listed on both the Toronto and New York stock exchanges, MDS is subject to various legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), Institutional Shareholder Services (“ISS”) and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company reviews the recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule C to this Circular outlines MDS’s governance practices in accordance with National Instrument 58-101 (Disclosure of Governance Practices) adopted by the Canadian Securities Administrators. The governance practices in Canada are largely similar to U.S. over-all governance practices.

Set out below are certain key practices that are, in the Company’s view, essential in creating a Board and committees that can function independently, effectively, add significant value to the Company and that describe in a transparent manner the various roles and shared responsibilities of both management and the Board.

Board Membership, Independence and Alignment
The Company believes that a strong and independent board is fundamental to effective corporate governance. At present, and as indicated earlier in this Circular, ten of the Company’s eleven directors are independent, their sole relationship with the Company being as members of the Board and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included earlier in this Circular and in the Annual Report, and indicate the collective breadth, scope and diversity of their experience, all of which makes a major contribution to the Company and its global operations and evolving needs. Over the last number of years, the Company has replaced or added a significant number of independent and highly skilled directors with extensive experience in international business, finance, information technology, medicine and pharma/biotech.

The CGNC reviews Board composition on a regular basis, and an evergreen list of potential Board nominees is maintained by the Company based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential Board nominees.

Chair
John Mayberry, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. Mayberry reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustainable growth and maximizing shareholder value. Mr. Mayberry is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

Mr. Mayberry’s duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC to develop a board composition that reflects the skills and competencies needed to meet the needs of the Company and its stakeholders. Mr. Mayberry holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and other times as required. The CGNC reviews on an annual basis the effectiveness of the Chair from questionnaire materials (see Board and Committee Evaluation) and individual meetings with directors, and, in 2007, based upon achievement of his principal goals and objectives for the year as agreed upon by the CGNC.

Director Share Ownership
All independent directors have an equity interest in the Company either through ownership of shares and/or DSUs. The Board has established guidelines providing for each independent director to own shares (including DSUs) in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors who have been on the Board for three or more years own shares and/or DSUs in the Company which exceed the established guidelines.

MDS established a Deferred Share Unit Plan for Non-Executive Directors in 1999, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of DSUs. As of the date of this Circular, nine of the ten independent directors, including the Chair, are receiving all of their compensation in DSUs. Non-Executive Directors do not participate in the Company’s Stock Option Plan.

Board Orientation and Continuing Education
New directors are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both corporate and operating levels, review of strategic and business plans, and site visits of the principal business operations, in order to improve their understanding of the businesses and more effectively leverage their capability in respect of the businesses. In addition, the Board holds meetings at various operating offices during the year, at which local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company’s employees. The Board regularly receives relevant articles, reports and other papers regarding the health and life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets.

Board and Committee Evaluation
Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that the practices remain relevant and effective for the Company. In that regard, the Chair reviews detailed questionnaires, completed by all Board members annually, to evaluate and improve the Board’s and management’s corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The question-naire seeks guidance, input and recommendations from each Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC and reported out to the Board by the Chair of the CGNC. The Chair of the Board and the Chair of the CGNC also meet annually with individual directors to review their performance and to discuss in more detail any issues or suggestions to improve their and the Board’s effectiveness. The CGNC also evaluates committee effectiveness and the chairs of each committee on an annual basis. Finally, the CGNC also reviews the evaluation process as well as the form and content of the questionnaire annually so that they remain robust and relevant.

Term and Tenure
Given the size and global nature of the Company and the speed of change in the industry, the CGNC has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member’s continuing performance, the ongoing needs of the Company and annual election by the shareholders. In addition, in considering the nomination of any director, the CGNC considers the percentage of votes received in favour of such nominee at the last meeting of shareholders. The normal retirement age for Board members is 70. The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company. These skill sets include global leadership, finance, information technology, science/medicine, marketing and sales, general management, government relations, academia, human resources, and governance.

Meetings and Strategic Planning
The Board continued to meet actively in fiscal 2006. There were eleven Board meetings, two by way of teleconference.

The Company annually holds a one- or two-day off-site meeting, involving the Board and senior management, devoted strictly to the Company’s strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company’s overall strategic plan, business plan and strategic investments.

Risk Management
The Board plays a significant oversight role in risk management, principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety committees. Risk is currently identified and managed at the corporate and business unit levels. The Board is provided with a summary of key compliance and operational risks on a quarterly basis outlining level of risk, trends versus the prior quarter, mitigation strategy, status and responsibility. In addition, the Company has established a Risk Council comprised of senior leaders from both the business units and corporate, whose principal function is to review and assess the Company’s overall risk program including reviewing and following up mitigation strategies and action plans.

Shareholder Communications
MDS has a Disclosure Policy and has established a Disclosure Committee consisting of the Chief Financial Officer, Vice-President Corporate Finance, Vice-President Investor Relations and External Communications, the General Counsel and Corporate Secretary, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company’s stakeholders. The Committee, together with the Chief Executive Officer or his designate, reviews, and where appropriate approves, all material external communications.

In addition, the Board, the Chair and/or the Audit Committee review and/or approve material Company filings, including this Circular, the Annual Report and the Annual Information Form as well as interim and annual financial reports and management’s discussion and analyses, and corresponding press releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

MDS’s Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company’s website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Further information on the Company can be found at www.sedar.com. In addition, shareholders can contact the Company’s transfer agent, CIBC Mellon, by calling the answerline at 1-800-387-0825.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 1-888-MDS-7222 or 416-675-7661.

The Board Duties and Responsibilities
The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising his or her powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board.

The principal duties and responsibilities which have been retained by the Board include contributing to the formulation of and approving strategic plans; monitoring Company performance and the execution of its business plans; reviewing the Company’s financial performance, reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and senior executives of the Company and planning their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board’s mandate, which is reviewed annually, is set out on the Company’s website at www.mdsinc.com, under Corporate Governance / Board and Committee Charters.

The Committees
The Board does not have an executive committee, but has created and delegated some of its duties to four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written mandate, which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Board has determined that two members, the Chair and Kathleen O’Neill, are audit committee financial experts as currently defined under applicable regulatory standards.

The Board’s determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

The composition of each committee is reviewed annually and, where appropriate, changes are made to generate fresh input and diversity of expertise. A complete description of the mandate of each of the committees is set out on the Company’s website at www.mdsinc.com, under Corporate Governance / Board and Committee Charters.

The composition and qualifications of the Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company’s website or at www.sedar.com.

Trading in Company Securities
The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. In addition, to the extent that the Company is engaged in material undisclosed activities, additional blackout periods are formally imposed. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider participants of the Company’s equity compensation plans.

Directors and senior officers are required to report any trading in securities of the Company within the requisite period required under the Ontario Securities Act.

Equity Compensation Plans
All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the TSX.

Business Conduct and Ethics
The Company’s business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone’s responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. Each of the directors, officers and other employees is required to review the Standards on an annual basis and acknowledge his/her commitment to act in accordance with them by signing a personal pledge or completing required training. Effective in 2006, the review and acknowledgement will be carried out on an annual basis. The Standards encourage employees to seek advice or report concerns without fear of retribution and include a number of available resources for employees and others to do so including a fully outsourced 1-800 number for those wishing anonymity. In addition, the Company has a Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Standards are available in the Corporate Governance section of our website at www.mdsinc.com under Global Business Practices. The Standards are also available to shareholders on request from: Corporate Secretary, MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, ON L4W 4V9 or by e-mail to the Corporate Secretary: peter.brent@mdsinc.com.

Nominating Committee Process
The Company’s current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to the independence of the committee’s members under applicable listing standards.

In addition, MDS’s Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members in the areas previously described, as well as age, diversity, fit and other factors which are all valuable to the effectiveness of the Board and ultimately the Company’s growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Committee, including the Chair, certain members of senior management including the Chief Executive Officer, and an outside consultant, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Board.

Under the provisions of the Canada Business Corporations Act, shareholders wishing to nominate an individual for election to the Board and representing in the aggregate 5% or more of the Company’s shares are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of the Notice (see Shareholder Proposals on page 9). In addition, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including OSC National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. In order to be considered independent, he or she must meet the following independence standards:

(1)	A director will not be independent if, within the preceding three years:

(a)	the director or immediate family member of the director was employed by the Company, including any subsidiary or affiliated entity of the Company, as an executive officer;

(b)
the director or immediate family member of the director has received or is expected to receive from the Company direct compensation in excess of $75,000 in any twelve-month period in any of the preceding three years;

(c)
the director was employed by or affiliated with any of the Company’s present or former internal or external auditors; an immediate family member of the director was employed by or affiliated with any of the Company’s present or former internal or independent auditors as a partner, principal, manager or in any other professional capacity; or

(d)
an executive officer of the Company has served on the compensation committee of the board of directors of a company which, in turn, employed either (i) the particular director as an executive officer or (ii) an immediate family member of such director as an executive officer.

(2)	If a director has any of the following commercial or charitable relationships, such director will not be considered to be independent:

(a)
The director has served as an executive officer or employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of US$1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

(b)
The director has served as an officer, director or trustee of a charitable organization, and the Company’s discretionary charitable contributions to that organization exceeds 1.5% of that organization’s total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company’s matching of employee charitable contributions will not be included in the amount of the Company’s contributions for this purpose).

(c)
A director will not be considered to be independent if the director, within the past three fiscal years, receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service).

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors, other than Mr. DeFalco, are independent under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board
The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company’s Chair at MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, ON L4W 4V9 or by e-mail to: john.mayberry@mdsinc.com or to the Corporate Secretary at MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, ON L4W 4V9 or by e-mail to: peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach
The Board and senior management believe that the Company’s current governance practices are appropriate and fundamental to its overall success and comply in all material respects with all requisite regulatory and statutory requirements, including OSC National Policy 58-201, the corporate governances rules of the NYSE and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the U.S. Sarbanes-Oxley Act, and where considered appropriate for the Company, the recommended best practices of CCGG and ISS and institutional shareholders. To the extent there are differences between the Canadian and U.S. requirements (and the U.S. requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, however, in the Company’s view, material.

Approval by Directors
The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter E. Brent

Peter E. Brent

Senior Vice-President, Legal

and Corporate Secretary

January 2, 2007

Schedule A: Stock Option Plan Resolution

MDS INC.

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY THAT:

1.
amendments to the Company’s Stock Option Plan in order to update the current amendment section in the Plan to specify those amendments that the Company, acting through its Board of Directors, can make without shareholder approval and those amendments which require shareholder approval; to increase the maximum number of treasury Common shares of the Company reserved for issuance under the Plan to 12,000,000, being approximately 10% of the Common shares outstanding (following the completion of the proposed $500 million substantial issuer bid announced on October 5, 2006); to permit the granting of stock options for U.S. based participants to be based on the share price of the Company’s Common shares traded on the New York Stock Exchange; and minor housekeeping amendments, all as set forth in Schedule B to the Notice of Meeting and Management Proxy Circular for the March 8, 2007 Annual and Special Meeting of Shareholders, be approved; and

2.
any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, including without limitation listing the increase in the number of shares on the Toronto and New York stock exchanges and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer.

Schedule B: Revised Stock Option Plan

ARTICLE 1

PURPOSE OF THE PLAN

1.1 The Company hereby establishes a stock option plan to be known as the MDS Inc. Stock Option Plan.

1.2
The purpose of the Plan is to recognize the ability and effort of certain full-time and part-time employees of the Company and other persons who provide services to the Company on an ongoing basis which have materially contributed to the success of the Company, to provide an incentive to certain key employees and other persons providing services to the Company to achieve the long term objectives of the Company, and to attract and motivate such persons of experience and ability by providing them with equity participation in the Company.

ARTICLE 2

DEFINITIONS

2.1	Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following capitalized words shall have the following meaning:

(a) “Affiliate” has the meaning ascribed to that word in the Ontario Securities Act (as amended);

(b)	“Associate” where used to indicate a relationship with any person or company, means:

(i)
any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding,

(ii)	any partner of that person or company,

(iii)	any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity,

(iv)	any relative of that person who resides in the same home as that person,

(v)	any person who resides in the same home as that person and to whom that person is married or with whom that person is living in a conjugal relationship outside marriage, or

(vi)	any relative of a person mentioned in clause (v) who has the same home as that person.

(c)	“Board of Directors” means the board of directors of the Company.

(d)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(e)
“Committee” means the Human Resources and Compensation Committee or such other committee of individuals appointed by the Board of Directors from time to time responsible for, inter alia, the granting of options and/or rights hereunder, the administration of the Plan and for determining in their sole discretion whether a Participant is entitled to purchase Shares pursuant to options granted under this Plan.

(f)	“Company” means MDS Inc. or any successor.

(g)	“Date of Grant” means the date of the grant of options as set out in the notice of the grant given to a Participant pursuant to section 3.3 hereof.

(h)	“Exercise Date” means the date on which a Participant provides due notice of an exercise of an option to the Company or its designate.

(i)
“Exercise Price” means, with respect to each Share, the closing price of the Shares traded (excluding odd lot transactions) on the trading day immediately preceding the Date of Grant on, at the discretion of the Committee, either:

(i)	the Toronto Stock Exchange; or

(ii)	the New York Stock Exchange,

but in any event shall not be less than the closing price on the relevant exchange on the Date of Grant; for the purpose of this definition, the expression “trading day” means a day on which the Toronto Stock Exchange or the New York Stock Exchange, as applicable, is open for business and on which at least one board lot is traded.

(j)	“Incentive Stock Option” means an option granted hereunder that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422 (b) of the Code.

(k)	“Insider” means:

(a)	every director and senior officer of the Company;

(b)	every director or senior officer of a company that is itself an Insider or subsidiary of the Company, but only if such director or officer:

(i)	in the ordinary course receives or has access to information such as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)	is a director of senior officer of a “major subsidiary” of the Company; or

(iii)	is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 per cent of the voting rights attached to all voting securities of the Company for the time being outstanding other than voting securities held by the person or company as underwriter in the course of a distribution;

(d)	the Company where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities; and

(e)	the Affiliates and Associates of Insiders:

For the purposes of this definition, the term “major subsidiary” has the meaning ascribed to that term in National Instrument 55-101 - Exemptions From Certain Insider Reporting Requirements of the Canadian Securities Administrators.

(l)
“Option Period” means with respect to the right of a Participant to acquire Shares, the period commencing on the Date of Grant relating to such right and terminating on the earlier of the date established by the Committee, or the date of termination of employment or termination of services of a Participant, as the case may be (unless extended at the sole discretion of the Committee, giving consideration to the requirements of the Code with respect to rights to acquire Shares pursuant to Incentive Stock Options, and subject to the approval of the Toronto Stock Exchange), provided in no event shall such option period extend beyond the tenth anniversary of the Date of Grant.

(m)
“Participants” means employees and/or officers employed on a full or part-time basis by the Company (or an Affiliate thereof), and such other persons providing services to or on behalf of the Company on an ongoing basis, other than non-employee directors of the Company, as may be designated from time to time by the Committee as eligible for participation hereunder.

(n)	“Person” includes an individual, partnership, association, and body corporate.

(o)	“Plan” means this MDS Inc. Stock Option Plan, as amended from time to time.

(p)	“Shares” means the common shares in the capital of the Company.

Words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders.

ARTICLE 3

GRANTS TO PARTICIPANTS

3.1
The Committee, may at any time, and from time to time, grant to Participants the non-transferable option to purchase a specified maximum number of Shares at the Exercise Price and upon the terms set out in section 3.4 hereof.

3.2
Notwithstanding the provisions of section 3.1 and provided the Participant’s right to acquire Shares is not pursuant to an Incentive Stock Option, a Participant may elect to hold or transfer any right to acquire Shares granted hereunder to such Participant’s registered retirement savings plan or to a trust or personal holding company, provided such trust or holding company is at all times, while such rights remain outstanding, controlled by the Participant. To the extent the Participant elects to hold or transfer any rights to acquire Shares hereunder to a trust or personal holding company, such Participant undertakes to advise the Company of any change in control of the trust or personal holding company and to transfer back to the Participant any outstanding rights then held by such trust or company upon the occurrence of such change of control.

3.3	Notice of the grant of such right to purchase Shares shall be given promptly to each Participant.

3.4	Subject to section 6.4:

(a)
an option granted to a Participant hereunder shall vest and become exercisable at such times, and in such proportions during the Option Period as are specified in the notice of grant given to such Participant pursuant to Section 3.3 hereof; and

(b)	the Committee may vary the vesting period on an individual basis and in such circumstances as it deems appropriate from time to time.

3.5 i) A Participant shall exercise his right to purchase Shares by signing and delivering to the Company a subscription to purchase such Shares in such form as the Committee may prescribe from time to time.

(b)	Payment for Shares purchased upon the exercise of an option shall be made on the effective date of such exercise either:

(i)	in cash, by certified cheque, bank draft or wire transfer in the amount of the aggregate Exercise Price; or

(ii)
the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an option by irrevocably authorizing a third party to sell Shares (or a sufficient portion of the Shares acquired upon exercise of the option) and remit to the Company a sufficient portion of the sale proceeds to pay the aggregate Exercise Price and any tax withholding resulting from such exercise.

ARTICLE 4

TERMINATION OF RIGHTS

Subject to the terms, conditions and provisions of any notice of grant given to a Participant hereunder, any change of control policy applicable to a Participant, or any term, condition or provision of any employment agreement entered between a Participant and the Company, any options to acquire Shares granted hereunder shall terminate in accordance with sections 4.1, 4.2, 4.3, 4.4, and 4.5, unless extended for a Participant at the sole discretion of the Committee, and, if required, subject to the prior approval of the Toronto Stock Exchange, provided such period does not extend beyond the tenth anniversary of the Date of the Grant.

4.1
Upon voluntary termination of employment or voluntary termination of services of a Participant any unvested portion of any options held by such Participant, and any unexercised portion of any vested options held by such Participant, shall cease and be null and void on the date of such termination.

4.2	Upon a termination of employment or termination of services of a Participant by the Company with cause:

(a)	any unvested portion of any options held by such Participant; together with

(b)	any unexercised portion of any vested options held by such Participant,

shall cease and be null and void. For purposes of clarity, such termination of employment or termination of services, as applicable, occurs on the date the Participant ceases to perform services for the Company without regard to whether the Participant was provided with advance notice of termination or thereafter received any compensatory payments or salary continuance, in lieu of termination, from the Company.

4.3
Upon notice of termination of employment or notice of termination of services of a Participant by the Company without cause, all outstanding options granted to the Participant shall continue to vest for a period of ninety (90) days from the Termination Date (as herewith defined) and except as provided herein, all vested options must be exercised by a Participant no later than the last day of such ninety (90) day period, following which all options held by such Participant shall cease and be null and void. In no event may options be exercised following the last day of the original term of the grant. “Termination Date” herein means the last statutory day of employment as stipulated in the notice of termination from the Company to the Participant.

4.4
Upon retirement of a Participant, unexercised options shall, subject to any required Toronto Stock Exchange approval, continue to vest and be exercisable in accordance with the terms of the Retirement Policy that is in effect at the date of such retirement (provided that the term of any such unexercised option shall not thereby be extended). “Retirement Policy” herein means the policy that has been approved by the Committee describing the treatment of unvested and unexercised options following a Participant’s retirement from the Company.

4.5	Upon death of a Participant:

(a)	any portion of any options which have not vested in accordance with the provisions of section 3.4 of the Plan shall immediately vest;

(b)
any unexercised portion of any vested options outstanding (including those vested pursuant to subsection 4.5(a)) shall remain in full force and effect for a period of six (6) months from the date of death (provided such period does not extend beyond the original Option Period), at which time such options, unless fully exercised, shall cease and be null and void.

ARTICLE 5

CLASSIFICATION AND MAXIMUM SHARE LIMIT

5.1	Subject to the provisions of section 6.3, the Company will reserve for the purposes of this Plan, no more than a fixed number of Shares equal to 12,000,000 Shares.

5.2	Anything in this Plan to the contrary notwithstanding,

(a)
the maximum number of Shares that may be reserved for issuance to Insiders of the Corporation under this Plan, when taken together with the number of shares reserved for issuance to such Insiders under the Corporation’s other previously established or proposed stock option plans, shall not exceed 10% of the issued and outstanding Shares from time to time;

(b)
the maximum number of Shares which may be issued to Insiders of the Corporation under this Plan within any one-year period, when taken together with the number of shares issued to such Insiders under the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares from time to time and, in the case of any one Insider, shall not exceed 5% of the issued and outstanding Shares from time to time.

ARTICLE 6

OTHER CONDITIONS

6.1	Subject to section 3.2, the rights granted to a Participant to purchase Shares under this Plan shall not be assignable or transferable by the Participant.

6.2	This Plan shall not give any Participant the right to be employed by or to continue to be employed by the Company or to provide or to continue to provide services to the Company.

6.3
Appropriate adjustments in the number of Shares subject to this Plan, and, as regards options granted, in the number of Shares which may be purchased thereto and in the Exercise Price of options granted hereunder, will be made by the Committee to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the share capital of the Company. The Committee shall give notice to Participants who have outstanding options under the Plan designating such adjustments whereupon this Plan shall, without further act or formality, be amended accordingly. Any adjustments taken by the Committee under this section 6.3 shall be final and binding for all purposes of this Plan.

6.4

(a)
Notwithstanding any discretion of the Committee hereunder to determine the time or times when, and the manner in which, each option granted hereunder shall be exercisable but subject to section 6.4(b), and subject to the terms, conditions and provisions of any notice of grant given to a Participant hereunder, any change of control policy applicable to a Participant or any term, condition or provision of any employment agreement entered into between a Participant and the Company, all of the Shares under options granted to Participants shall vest immediately prior to the occurrence of any transactions in or pursuant to which, directly or indirectly:

(i)
the Company consolidates or merges with or into, amalgamates with or into or enters into a statutory arrangement with any other Person (other than a wholly-owned subsidiary of the Company) and, in connection therewith, all of the outstanding Shares will be changed in any way, reclassified or converted into or exchanged, redeemed or otherwise acquired for shares or other securities of the Company or of any other Person or Persons or cash or other property; or

(ii)
the Company sells, assigns or otherwise transfers all or substantially all of the assets and undertaking of the Company to any Person or Persons (other than to a wholly-owned subsidiary of the Company); or

(iii)
any Person, or any group of two or more Persons acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of securities of the Company representing, or acquires the right to control or direct, securities representing, 50% or more of the combined voting power of the Company, in any manner whatsoever, including, without limitation, as a result of a take-over bid or an amalgamation or arrangement of the Company with any other entity or any other business combination or reorganization, other than any of the following Persons (each of whom is hereinafter referred to as an “Exempt Purchaser”):

(A)	any subsidiary of the Company;

(B)
any employee benefit plan, or trust for the benefit of employees of the Company or any subsidiary of the Company or any person organized, appointed or established by the Company or a subsidiary of the Company for or pursuant to the terms of any such plan or trust; or

(C)
any Person who becomes the beneficial owner of fifty per cent (50%) or more of the outstanding voting shares of the Company as a result of an acquisition or redemption by the Company of voting shares of the Company which, by reducing the number of voting shares outstanding, increases the proportionate number of voting shares beneficially owned by such Person to 50% or more of the voting shares of the Company then outstanding;

provided however that if a Person is an Exempt Purchaser as a result of an event referred to in this section 6.4(a) and, after such event that Person becomes the beneficial owner of any additional voting shares of the Company, other than the acquisition of any Shares as a result of a subdivision or stock dividend of Shares as contemplated in section 6.3, then as of the date of such acquisition such Person will no longer be considered to be an Exempt Purchaser for the purposes of this section 6.4(a); or

(iv)	the Board of Directors of the Company passes a resolution to the effect that, for purposes of all the options granted hereunder, an event set forth in section 6.4(a)(i), (ii) or (iii) has occurred.

(b)
The immediate vesting of Shares under options granted to Participants hereunder (the “MDS Options”) in the circumstances described in section 6.4(a) shall not apply prior to the occurrence of any transaction in or pursuant to which, directly or indirectly, the Company merges with or into, amalgamates with or into or enters into a statutory arrangement with any other Person if, in connection therewith:

(i)
all of the outstanding Shares will be converted into, exchanged or otherwise acquired for shares (and, for greater certainty, not for cash or other property) of the entity resulting from such merger, amalgamation or statutory arrangement or of such other Person (the “Replacement Shares”), which shares are listed for trading or are quoted on a recognized stock exchange or quotation system; and

(ii)
all unexercised MDS Options will be terminated or otherwise cancelled and each holder of MDS Options will be entitled to receive, in lieu thereof, options to acquire Replacement Shares (the “Replacement Options”) on the basis that such Replacement Options will be of value at least as favourable as the MDS Options, taking into account the expected values, the vesting, expiry dates and aggregate exercise prices of each grant of MDS Options and the Replacement Options. In determining value, the Company shall retain an independent compensation consulting firm to determine and attest to the value of each grant of MDS Options and the Replacement Options.

ARTICLE 7

INCENTIVE STOCK OPTIONS

7.1	The maximum number of Shares that may be issued by options intended to be Incentive Stock Options under this Plan shall be no more than 12,000,000 Shares.

7.2
Contrary provisions in this Plan notwithstanding, for purposes of insuring that options intended to be granted and qualified as Incentive Stock Options under this Plan, are granted and do so qualify, the following provisions shall apply and shall supersede and replace any contrary provisions of this Plan:

(a)
The “Exercise Price” for Incentive Stock Options shall not be less than 100% of the Fair Market Value of a Share as of the Date of Grant (or less than 110% of the Fair Market Value of a Share as of the Date of Grant in the case of Participants owning 10% of the voting stock of the Company).

(b)
Incentive Stock Options may not be exercisable for a period of more than ten years from the Date of Grant (or five years from the Date of Grant in the case of Eligible Employees owning 10% of the voting stock of the Company).

(c)	Incentive Stock Options shall only be granted to Eligible Employees of the Company or Related Companies.

(d)
The aggregate Fair Market Value of Shares, as determined as of the Date of Grant, that may be purchased for the first time in any calendar year may not exceed $100,000. To the extent this limit is exceeded, the excess Shares shall be treated as if they were acquired pursuant to an option not qualifying as an Incentive Stock Option.

(e)
Notice of the grant of an Incentive Stock Option shall be given promptly to the respective Eligible Employee and shall be accompanied by a copy of the Plan and an Incentive Stock Option Agreement, which the Eligible Employee shall sign to acknowledge his or her agreement to be bound by the terms hereof and thereof.

7.3
For purposes of this Article 7, the following definitions shall apply and, to the extent required, shall modify (for purposes of applying the provisions of this Article) any similar definitions having contrary meanings:

(a)	“Eligible Employee” means a Participant who is an employee of the Company or a Related Company.

(b)	“Fair Market Value” means the “Exercise Price” as defined in section (g) of this Plan.

(c)
“Related Company” or “Related Companies” means (i) any corporation, partnership, joint venture or other entity during any period in which it owns, directly or indirectly, at least 50% of the voting power of all classes of stock of the Company (or successor to the Company) entitled to vote; and (ii) any corporation, partnership, joint venture or other entity during any period in which at least 50% voting or profits interest is owned, directly or indirectly, by the Company, by any entity that is a successor to the Company, or by any entity that is a Related Company by reason of clause (i) next above.

ARTICLE 8

APPLICABLE LAW

8.1	This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 9

ADMINISTRATION, AMENDMENTS OR TERMINATIONS

9.1
This Plan shall be administered by the Committee, which Committee shall have full and final discretion to interpret the provisions of this Plan. Subject to section 9.2, all interpretations made by the Committee shall be binding and conclusive on the Participants and the Company.

9.2
The Board of Directors may, from time to time, and at any time, without the approval of the Company’s shareholders, amend, delete or waive any provisions of this Plan or amend the terms of any option granted under this Plan (collectively herein referred to as an “Amendment’) to implement Amendments which, without limitation, have the effect of:

(a)	reducing the number of securities issuable under the Plan;

(b)	increasing or decreasing the maximum number of Shares any single Participant is entitled to receive under the Plan;

(c)
amending the method of determining the Exercise Price for Shares under grants made pursuant to the Plan, it being understood that the Exercise Price shall not in any case be lower than the “market price” of a Share, as that term is interpreted and applied by the Toronto Stock Exchange;

(d)	amending the vesting provisions applicable to any outstanding grant of options;

(e)	amending the termination rights of a Participant under Article 4 hereof;

(f)	amending the provisions of the Plan pertaining to the assignability of grants required for estate planning purposes;

(g)	implementing changes of a stylistic, technical or “housekeeping” nature to the Plan, or any grant made thereunder; and

(h)	adding and/or amending any form of financial assistance provision to the Plan,

provided however that:

(i)
no such Amendment may adversely affect the rights of any Participant under this Plan (including those rights under Article 6 of this Plan) under any options outstanding (whether vested or unvested) without the prior consent of such Participant; and

(j)	the prior approval of the shareholders shall be required to:

(A) extend the term of any option granted under the Plan beyond its original expiry date;

(B) increase the number of Shares issuable under this Plan; or

(C) reduce the exercise price of or cancel and reissue outstanding options.

9.3
The Committee may also terminate this Plan at any time (the effect of such termination being that no further options may be granted under this Plan after such termination) provided that no such termination may adversely affect the rights of any Participant under this Plan (including those rights under Article 6 of this Plan) or under any options outstanding (whether vested or unvested) without the express prior consent of such affected Participant.

ARTICLE 10

NOTICES

10.1
Any notice, payment, request or demand (herein collectively called a “Notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given if delivered to the Company or to the Participant, as the case may be, or sent by prepaid registered mail, addressed, in the case of any Notice to the Company to The Secretary, MDS Inc., 100 International Blvd., Toronto, Ontario, M9W 6J6, and in the case of the Participant, to such Participant at the address set forth in the Participant register of the Company; provided that the Company and/or the Participant may by Notice in writing change its or the Participant’s address to a different address stipulated in the Notice. Any Notice delivered by hand shall be considered to have been given on the date of delivery. Any Notice mailed as aforesaid shall be deemed to have been given on the seventh business day following the date of such mailing; provided that in the event of a disruption in postal service any Notice so mailed shall be deemed to have been given on the third business day following the resumption of regular postal service.

10.2	By acceptance of any grant of stock options made under this Plan, each Participant hereby consents and agrees:

(a)	to the electronic delivery of any Plan documents, proxy materials, annual reports and other related documents;

(b)
to the Company establishing procedures for an electronic signature system for the delivery and acceptance of Plan documents, including without limitation, any subscription agreement prescribed by the Committee pursuant to section 3.5 hereof, and Participant agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature; and

(c)	that any such procedures and delivery may be effected by a third party engaged by the Company to provide administrative services related to the Plan, including any program adopted under the Plan.

Schedule C: Statement of Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of the OSC National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
1. (a) Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Company with the exception of Mr. DeFalco are independent.  See disclosure under the Director Independence section of this Management Proxy Circular.
In addition, all of the Committees of the Board are composed entirely of independent directors.

(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	Yes	See disclosure under the Director Independence section of this Management Proxy Circular.
        (c)   Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
	Yes	Ten of eleven of the Company’s current directors are independent.
        (d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.
	Yes	Such other directorships have been disclosed in the Election of Directors section of this Management Proxy Circular.
        (e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held during the preceding twelve months.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.
        (f)    Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes
John Mayberry serves as the Board Chair, and is an independent director.  He has served as Board Chair since 2004.
Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company’s website at www.mdsinc.com, in the Corporate Governance section.  Amongst other things the Board Chair is expected to:
1.      lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of MDS; and foster and support ethical and responsible decision making;
2.      consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole;
3.      in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and
4.      set the tone and culture for effective and transparent dialogue and decision by the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed in the Election of Directors section of this Management Proxy Circular.
Pursuant to the Company’s Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the Committee Chair, the Chief Executive Officer, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2. Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors’ Charter is attached to this Management Proxy Circular as Schedule D.
3.     (a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
Yes
A position description for the Board Chair and each Board Committee Chair, which are attached to the relevant Board Committee Charters, has been developed and approved by the Board and can be found on the Company’s website at www.mdsinc.com.

        (b)   Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
Yes
A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors.
The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company.  Amongst other things, the Chief Executive Officer is expected to:
1.     foster a culture that promotes ethical practices and personal integrity;

2.     develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company that leads to enhanced shareholder value;

3.     oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company;

4.     develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such Plans;

5.     review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company;

6.     review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and

7.     carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.

4. (a) Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See Board Orientation and Continuing Education.
        (b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks.  The Board also regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets.

5.     (a)   (i)    Disclose whether or not the board has adopted a written code for its directors, officers and employees.  If the board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Company has comprehensive Global Business Practice Standards; see Business Conduct and Ethics.  In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see Business Conduct and Ethics.  The Practice Standards and Code are posted on the Company’s website at www.mdsinc.com, in the Corporate Governancesection.

(ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code.	Yes
The Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues whether through the anonymous toll-free hotline or otherwise.

                (iii)  If the board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes
To the Company’s knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2006 fiscal year and, accordingly, no material change reports related thereto have been filed.

        (b)   Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
The Company’s Practice Standards are clear concerning the requirement to remain free of conflicts of interest.  All directors are bound and have agreed to abide by such practices.  In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict refrain from discussions relating to the matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
The Practice Standards were distributed to all employees starting in July 2004.  Beginning in late 2006, employees are required to complete an on-line renewal and are asked to acknowledge their commitment to comply on an annual basis.  In addition, online training and guidance is provided.

6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes
The Corporate Governance & Nominating Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer.  The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company’s evolving needs.  The Company maintains a database of potential candidates based on its specific needs, which is developed both internally and with outside assistance.

        (b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the Corporate Governance & Nominating Committee are set out in its Charter, which is available on the Company’s website at www.mdsinc.com, in the Corporate Governance section.  The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.

7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes
Director and Officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant.  Please refer to Directors’ Remuneration and Report on Executive Compensation.

        (b)   Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter which is available on the Company’s website at www.mdsinc.com, in the Corporate Governance section.  The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.

        (d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Yes
The Company engaged Towers Perrin as its independent executive compensation consultant on all matters relating to Chief Executive Officer and other executive compensation.  Please refer to Report on Executive Compensation.  Towers Perrin has not been retained to perform other work for the Company.

8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes
In addition to the Audit, Human Resources & Compensation and Corporate Governance & Nominating Committees, the Board also has an Environment, Health & Safety Committee, which assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

9.     Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.
Yes
A complete review of the Board, its committees and individual director performance is carried out annually by the Corporate Governance & Nominating Committee and by the Chair of the Board and the Chair of the Corporate Governance & Nominating Committee with respect to individual director performance.  Questionnaires are delivered to each Board and committee member pertaining to the governance process, its functioning and effectiveness.  The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board or committee members to require attention.  With respect to individual director performance, meetings are held with each director by the Chair of the Board and the Chair of the Corporate Governance & Nominating Committee, which include open discussions with respect to any areas in which the director could make additional contributions.

Schedule D: Board of Directors’ Charter

CHARTER OF THE BOARD OF DIRECTORS
OF MDS INC.

STATEMENT OF PURPOSE

The Board of Directors (the “Board”) of MDS Inc. (the “Corporation”) is elected by the Corporation’s shareholders. The Board is responsible for overseeing the management of the Corporation’s business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

MDS is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the Canada Business Corporations Act (the “Act”).

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Corporation, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board’s power with certain exceptions outlined in the Act, including approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Corporation or the adoption, amendment or repeal of by-laws (s.115 (1) & (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Audit, Environment, Health & Safety, Human Resources & Compensation and Corporate Governance & Nominating with specific Charters.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Corporation, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Corporation. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Corporation’s Global Business Practice Standards and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out their responsibilities within the defined duty of care, the Board shall as part of its statutory duties, assume responsibility for the following specific matters:

•	contribute to the formulation of and approve strategic plans;

•	oversee the identification by Management of the principal risks of the Corporation’s businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

•
appoint the CEO and approve the appointment of the Senior Executives of the Corporation and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

•	review and approve Management’s recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

•
review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

•	oversee the Corporation’s public communication policies and their implementation, including disclosure of material information, investor relations and shareholder communications;

•	oversee, with the Audit Committee, financial reporting and disclosure of the Corporation to obtain reasonable assurance that:

o	the Corporation complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;
o
the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Corporation’s financial statements are appropriate having regard to the Corporation’s businesses.

•	review and approve the annual financial statements, financial reporting and disclosure and obtain reasonable assurance as to the integrity of the Corporation’s internal control and management system;

The essence of the Board’s responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Corporation are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Corporation.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the Corporate Governance & Nominating Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Corporation’s Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Corporation as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the Corporate Governance & Nominating Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its Members

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Corporation or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Corporation shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair’s discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Corporation.

OTHER ADVISORS

The Board, or designated Committee thereof, shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Corporation’s expense.